Exhibit 99.63

Amended and Restated Statement of Work #2

[Title Model]

This Amended and Restated Statement of Work #2 (“SOW #2”) is entered into as of the 1st day of November, 2017 pursuant to and shall be governed by the terms and conditions set forth in that certain Amended and Restated Master Services Agreement by and between Theratechnologies Inc. (“Customer”) and RxC Acquisition Company d/b/a RxCrossroads (“RxCrossroads”) dated November 1st, 2017 (the “Agreement”). All capitalized terms used herein shall have the same meanings as set forth in the Agreement unless otherwise specifically defined herein.

1.0	Definitions.

1.1

“3PL Inventory” shall mean the inventory of Products received and stored by RxCrossroads for Customer pursuant to the amended and restated statement of work dated November 1st, 2017 by and between RxCrossroads and Customer relating to 3PL services (“SOW #1”).

1.2	“Client” shall mean any of the authorized wholesalers listed in Exhibit A hereto.

1.3	“DSA” shall have the meaning ascribed thereto in Section 7.1.2 of this SOW #2.

1.4	“Products” shall mean EGRIFTA, together with its injection kits and ibalizumab.

1.5

“Unit” shall mean either a box of EGRIFTA, an EGRIFTA injection kit box or a box of ibalizumab. Each Unit shall be packaged and labeled in accordance with the requirements of the approval for the marketing and sale of the Products received by Customer from the U.S. Food and Drug Administration (“FDA”).

1.6	“Services” shall mean those storage and distribution services set forth in this SOW #2.

1.7	“Territory” shall mean the United States of America and the District of Columbia.

1.8	“Title Inventory” shall mean the inventory of Products transferred from the 3PL Inventory and stored and distributed by RxCrossroads pursuant to this SOW #2.

1.9	[Redacted: Definition of Purchase Price]

2.0	Appointment.

2.1

Customer hereby appoints RxCrossroads, and RxCrossroads hereby accepts appointment, as its exclusive first-party distributor of the Products in the Territory. Customer shall not distribute or sell any Product directly to any Client, pharmacy or healthcare provider in the Territory.

2.2

New products may be added upon the mutual agreement of the parties and pursuant to a written amendment to this SOW #2. RxCrossroads shall be Customer’s exclusive provider in the Territory of all distribution services relating to the Products.

3.0	Description of Services.

3.1	Hours of Service.

RxCrossroads will provide Services from 8:00 am to 7:00 pm ET (collectively, the “Hours of Service”), Monday through Friday, excluding RxCrossroads’ Recognized Holidays (as hereinafter defined). By prior agreement of the parties, Products may be shipped outside of the Hours of Service.

“RxCrossroads’ Recognized Holidays” shall be defined as: New Year’s Day, Memorial Day, Independence Day (as recognized), Labor Day, Thanksgiving Day and Christmas Day (as recognized) and two floating holidays as noticed by RxCrossroads to Customer each year no later than January 15.

3.2	Products Ordering for Title Inventory.

RxCrossroads will place orders with Customer or its designee by faxing, mailing or emailing purchase orders to Customer’s designated numbers or addresses, which purchase order shall specify the quantity of the Products to be ordered and the lot number(s). It is anticipated that purchase orders will be placed weekly. The price for Products purchased by RxCrossroads shall be [Redacted: Purchase Price]. Customer will approve purchase orders within two (2) business days of receipt. Upon receipt of Customer’s approval of a purchase order, the subject Products shall be transferred to the Title Inventory. RxCrossroads intends to maintain approximately a [Redacted: Time Period] supply of Title Inventory.

3.3	Receiving.

RxCrossroads will visually inspect each shipment of Products to be transferred to the Title Inventory in accordance with RxCrossroads’ Standard Operating Procedures (“SOPs”) and Customer’s reasonable written requirements, as agreed upon in advance. RxCrossroads will promptly notify Customer upon RxCrossroads’ discovery of any damage or loss to Products or non-compliance with written temperature control requirements.

3.4	Warehousing.

RxCrossroads will locate and store Title Inventory in the required temperature control area in accordance with RxCrossroads’ SOPs and Customer’s written Products storage requirements, which shall be provided to RxCrossroads in advance.

RxCrossroads shall store the Title Inventory to protect it against customary perils and complying with all applicable federal, state, or local laws or regulations relating to the storage of such Products and all applicable storage specifications required for the Products as specified by the Customer in accordance with HDMA Standard Product Information Forms.

RxCrossroads is responsible for any personal property taxes on the Title Inventory and other taxes applicable to the Services provided under this SOW #2 and for any tax based on the income of RxCrossroads.

RxCrossroads will work with Customer to create a quarterly destruction schedule for all outdated, returned, and damaged Products. The destruction schedule shall list the NDC and lot number of the Products to be destroyed. Customer shall approve (for which an email will suffice) the destruction schedule prior to the destruction of any Products. All transportation and destruction costs will be borne by Customer.

3.5	Inventory Control.

RxCrossroads shall maintain sufficient records to determine the location, quantity and lot number of Products in the Title Inventory. System/records will also delineate between the various product statuses in accordance with the mutually agreed inventory and order management business processes.

RxCrossroads shall not track Products by serial numbers unless required by federal law, and if required by federal law, RxCrossroads shall negotiate applicable fees with Customer.

3.6	Distribution.

Client orders shall be fulfilled from Title Inventory. Title Inventory shall be picked pursuant to RxCrossroads’ SOPs, and packed pursuant to Customer packaging instructions. Notwithstanding RxCrossroads’ SOPs, Products shall be released from Titled Inventory on a first-expiry basis.

RxCrossroads will use commercially reasonable efforts to ship commercial orders received by 3:00 p.m. ET the same business day. RxCrossroads shall also use its best efforts to ensure that orders received after 3:00 p.m. ET will be processed no later than the next business day.

Customer shall be solely responsible for negotiating the prices of the Products with the Clients.

3.7	Client Service.

RxCrossroads will provide a dedicated inbound phone number for Clients to phone in for inquiries and for general information.

RxCrossroads will establish and maintain a dedicated toll free fax number for Clients to place orders.

RxCrossroads will be responsible for initial set up and on-going maintenance of Client master files, including bill-to files for Bill-To Clients and ship-to files for Ship-To Clients. The initial Client master file will be provided by Customer. Customer shall provide general familiarity training on Product and RxCrossroads shall ensure that all employees taking such calls have satisfactorily completed such training prior to being assigned to such task and will answer questions related to availability, delivery and pricing of Product.

Any medical questions will be referred to the Customer designated medical affairs provider. Customer will not require RxCrossroads to perform any medical services or make any medical judgments.

3.8	Order Processing.

RxCrossroads will receive orders via facsimile, phone, email or EDI during the Hours of Service. RxCrossroads will maintain records of all Client orders.

RxCrossroads will validate active licenses for Ship-To Clients to whom Products are being shipped.

3.9	Client Pricing, Terms and Invoicing.

Pricing and Client terms (subject to RxCrossroads’ approval) will be provided to RxCrossroads by Customer. This information will be loaded into the RxCrossroads’ system and applied to Client orders and invoices. Changes to pricing or terms require written authorization by Customer.

RxCrossroads will resolve discrepancies between Client purchase orders and the established pricing and terms prior to shipment of the order, relating to the Products to be shipped, pricing, payment terms and Product quantity.

RxCrossroads will generate a systematic invoice on the day of Products shipment. Invoices will be mailed to Client in hardcopy or provided via EDI within [Redacted: Time Period] of creation.

3.10	Client Credits and Chargebacks.

RxCrossroads will process chargebacks as submitted by Clients.

Customer will provide RxCrossroads with copies of the valid Client contracts and contract membership lists. RxCrossroads will load this data into the chargeback system as the criteria for validating submitted chargebacks.

RxCrossroads will issue credit for chargeback lines which can be validated against Customer/Client contracts and membership lists. Disputed lines will be researched with the Clients. In the event that chargebacks cannot be resolved, RxCrossroads will escalate to Customer.

RxCrossroads will provide Customer access to credit/debit memo line item level chargeback data in the form of online reporting.

Customer will be invoiced for chargeback credits issued to Clients pursuant to Section 7.1 of this SOW #2.

Credits for returns by Clients will be issued according to the Customer’s return policies, copies of which are attached hereto as Exhibit B and as Exhibit C.

Credit and rebill requests, and returns outside of Customer’s policy must be approved by Customer prior to issuance.

3.11	Client Billing and Collections.

RxCrossroads will have the sole responsibility for billing and collection from Clients. In the event of a Client default or bankruptcy, RxCrossroads will make best efforts to collect the bad debt. If RxCrossroads reasonably believes that a Client’s ability to make payments is impaired or its financial condition has materially deteriorated, RxCrossroads may, upon written notice to Client, withhold delivery of Product, place the Client on a C.O.D. basis, and require the Client to pay any past due amount as a condition of continued service. If the Client has not paid all past due amounts within [Redacted: Time Period] following RxCrossroads’ notification to Client, RxCrossroads will have no further obligation to sell Product to the Client. If shipments to a Client are suspended due to credit reasons, RxCrossroads shall notify Customer.

3.12	Taxes.

RxCrossroads shall collect any applicable sales tax associated with the sale of the Product to a Client and shall remit any such sales tax to the applicable taxing authority. Customer shall not be liable in any way for the aforementioned taxes.

3.13	Recalls.

In the event of a recall or withdrawal of Product, upon receipt of notice from Customer of such recall or withdrawal, RxCrossroads agrees to stop shipping recalled lots immediately and place recalled Product under quarantine hold. Customer will notify RxCrossroads of any proposed recall as soon as possible, and in any event, will do so within [Redacted: Time Period] of initiating a recall.

RxCrossroads will provide assistance to Customer and will cooperate fully in any such recall. Such assistance will include but not be limited to:

•

Providing the necessary recall reports within [Redacted: Time Period] of notification by Customer. Reports will contain, but shall not be limited to, the following information for each recalled Product: all Client shipments by date, item number, quantity, and ship to address.

•	Storage and control of on-hand inventory of recalled Product.

•	Receipt, storage and control of returned recalled Product.

•	Documentation of recalled Product used, destroyed or returned to Customer through established document systems at RxCrossroads.

•	Preparing final recall report including a copy of all communications, if any, with the FDA concerning the recall. Any communications with the FDA would be in conjunction with Customer’s participation.

•	Shipment of samples of recalled Product to Customer or a designated testing site for analysis, if applicable.

•	RxCrossroads will maintain appropriate SOPs regarding recall activities.

•	Customer bears responsibility for all communication with the FDA regarding recall events.

•	Customer shall provide RxCrossroads with replacement Product for any recalled Product.

Customer shall bear all costs and expenses of such recall, including, without limitation, expenses or obligations to third-parties, the cost of notifying clients, and costs associated with the shipment of recalled Products and providing replacement Product, except if such recall is caused by RxCrossroads in which case all such costs and expenses shall be borne by RxCrossroads.

3.14	Government Reporting and Inspections.

RxCrossroads shall make available to Customer or its agent data reasonably available to satisfy Customer’s government reporting requirements.

RxCrossroads will notify Customer immediately of any inspection activity by FDA, DEA or other government agency, as applicable to Product, but excluding those inspections which concern RxCrossroads’ general business operations.

3.15	Return of Products by Clients.

Clients may not return any Product unless such Product is Defective (as hereinafter defined) or damaged during shipping to such Client. All returns by a Client must be made in accordance with the Customer’s Returned Goods Policies, copies of which are attached hereto as Exhibit B and Exhibit C. Customer shall provide replacement Products for any returned Products, Defective Products or any Products lost during shipment to Clients. For purposes of this SOW #2, “Defective” means that the Products contain a defect that renders the Products ineffective, unsafe or unusable. Customer shall be responsible for all costs of returning, replacing or destroying any returned Products.

For clarification, Products may become Defective during shipment to Clients from RxCrossroads. Products may also be lost during shipment to Clients.

3.16	Return of Products by RxCrossroads and Product Replacement.

RxCrossroads may, at its discretion, return any Products with less than [Redacted: Time Period] remaining shelf life to Customer, and in such event, Customer shall provide replacement Products to RxCrossroads at no charge. In addition, RxCrossroads shall ship any Title

Inventory remaining in its possession at termination or expiration of this SOW #2 not more than [Redacted: Time Period] following receipt by RxCrossroads of any net amounts due to it from Customer, which amount shall include a credit (based on the purchase price for such Product) for any Products to be returned. Customer shall be responsible for all costs of returning (and, if prior to termination or expiration of this SOW #2, the replacement of) any such Title Inventory returned by RxCrossroads.

3.17	Information Technology Services and Reporting.

RxCrossroads will provide Customer with access to RxCrossroads’ ERP system to view standard online reports detailing Product sales, returns and inventory balances via RxCrossroads’ web portal, Exegis™. Customer is responsible for providing authorization for user access to the portal.

RxCrossroads will receive via EDI 867 wholesaler sales tracings and EDI 852 wholesaler product stock levels. This wholesaler data will be available for download to Excel via Exegis™.

Custom reports will be prepared at the then current hourly fees as set forth in Section 5 of SOW #1.

RxCrossroads shall ensure that access to the Exegis™ web portal will be available to Customer 24 hours per day, 7 days per week except for routine scheduled maintenance windows (normally Sunday morning 5 a.m. – 10 a.m. (ET)). RxCrossroads will contact Customer with reasonable notice of any non-availability of the Exegis™ web portal due to non-routine system maintenance undertaken by RxCrossroads. The Exegis™ web portal will be the repository of information available to RxCrossroads regarding Products and related standard reports, including but not limited to daily inventory reports and inventory adjustments.

3.18	Audits.

Audits shall be conducted as set forth in the Agreement. For those audits and inspections which are conducted at Customer’s expense, there will be a charge for the participation of RxCrossroads’ personnel at the then current hourly fees as set forth in Section 5 of SOW #1.

3.19	Record Retention Guidelines (Customer Operations).

RxCrossroads will retain records according to established written SOPs for each functional area.

3.20	Account Management.

RxCrossroads will provide a designated point of contact for management of the Services.

RxCrossroads will conduct periodic business reviews of the Services with Customer personnel.

3.21	Quality Assurance Oversight.

Quality Assurance activities will be conducted in accordance with the Quality Agreement dated as of May 1, 2014, between the parties. Customer and RxCrossroads agree to amend such Quality Agreement within [Redacted: Time Period] to reflect the addition of ibalizumab therein. RxCrossroads will maintain SOPs describing activities provided herein. Customer specific work instructions will be developed describing mutually agreed upon business rules and processes.

4.0	Customer Access to Products in Warehouse.

Customer, its employees and agents, may enter the Warehouse upon prior written notice to RxCrossroads for the purpose of examining the Product, counting the Product or examining RxCrossroads’ records regarding the Services, during normal business hours provided that Customer abides by all established RxCrossroads’ safety rules and security procedures.

5.0	Warehouse Facilities.

RxCrossroads will perform the Services at a facility located at 5101 Jefferson Commerce Drive, Louisville, Kentucky 40219 and/or 1001 Cheri Way, Fairdale KY 40118, or such other facility of RxCrossroads (“Warehouse”).

6.0	Title to Products and Risk of Loss.

Title to, ownership of and risk of loss with respect to all Products shall remain with Customer until RxCrossroads has transferred the Product from the 3PL Inventory to the Title Inventory. Upon transfer of the Product from the 3PL Inventory to the Title Inventory, title to and ownership of the Title Inventory shall pass to RxCrossroads, and RxCrossroads shall bear all risk of loss to the Title Inventory except for damage or loss that occurs during delivery to or from RxCrossroads, to a Client or to the Customer if such damage or loss is not caused by, or does not result from, a breach by RxCrossroads of its obligations under the Agreement, this SOW #2 and SOW # 1. Customer shall replace any damaged or lost Product with replacement Product, at its cost and expense except where RxCrossroads is responsible for such damage or loss.

7.0.	Fees and Invoicing.

7.1	Customer Fees:

7.1.1	Service Fees Charged to Customer.

Each month RxCrossroads will invoice Customer a fee for Services on a product-by-product basis calculated in the following manner:

7.1.1.1	EGRIFTA

The fee for Services related to EGRIFTA shall be equal to [Redacted: Fees].

7.1.1.2	Ibalizumab

The fee for Services related to ibalizumab shall be equal to [Redacted: Fees].

The Service fee shall compensate RxCrossroads for:

•	Products Receiving

•	Inventory Management

•	Customer Service (RxCrossroads shall not perform any marketing services for Customer or the Product and shall not solicit new clients or customers for Customer)

•	Order Management

•	Warehouse Order Fulfillment

•	Returns Management (excluding cost of Product)

Further, each month RxCrossroads will invoice Customer [Redacted: Fees] chargeback management fee [Redacted: Fees] per chargeback line processed and [Redacted: Fees] per EDI 867 Sales Tracing detail line and EDI 852 Product Stock Levels detail line received.

RxCrossroads shall not provide any refund to Customer of any Service fee if any Products are returned unless such return was a result of RxCrossroads’ error or negligence in processing the applicable Client purchase order.

7.1.2	Pass Through Fees Charged to Customer.

Customer will negotiate wholesaler distribution service agreements (“DSA”) with each Client and name RxCrossroads as an agent for distribution purposes. Any wholesaler fees specified in a DSA that are incurred by or assessed to RxCrossroads will be charged to Customer.

Customer shall be responsible for all freight and packaging costs (including validation and acquisition of materials). In the event that RxCrossroads provides Customer with freight or packaging services, it shall charge Customer for such services [Redacted: Fees].

Customer shall be responsible for the cost of the destruction of all returned, recalled, damaged, Defective and/or spoiled Products.

Customer shall be responsible for the difference in the [Redacted: Purchase Price] of the Title Inventory and the actual sale price of Title Inventory (if lower than wholesale acquisition cost) and any Client charge-backs.

Customer shall be responsible for all prompt pay discounts received or taken by a Client; provided that such prompt pay discount was negotiated between Customer and Client.

Each month RxCrossroads will invoice Customer for the costs/fees referenced in this Section 7.1.2. The monthly invoice will itemize each pass through fee/cost.

7.1.3	Payments from Customer.

All payments shall be due from Customer in accordance with the Agreement.

All invoices from RxCrossroads to Customer should be delivered to:

Theratechnologies Inc.

2015 Peel Street, Suite 500

Montreal, Québec, H3A 1T8

Canada

Attention: Marie-Noël Colussi

Email: mncolussi@theratech.com

All payment from Customer to RxCrossroads should be remitted to:

P.O. Box 116643

Atlanta, GA 30368-6643

7.2	Product Fees Charges to RxCrossroads.

RxCrossroads shall pay for Products purchased for the Title Inventory within [Redacted: Time Period] of receipt of invoice from Customer. The price for the Products shall be the WAC at the time of the transfer of the Products to the Title Inventory. Any past due amounts due from Customer pursuant to Section 7.1 of this SOW #2 may be offset from any amounts due from RxCrossroads pursuant to this Section 7.2.

7.3	Additional Services.

Activities that are not specifically included in this SOW #2 shall be provided on a project basis, per a separate statement of work, and at a rate to be mutually agreed upon by the parties.

7.4	Pricing Assumptions.

Prompt pay discounts offered to Clients by Customer shall be paid by Customer as a pass-through expense.

Clients to pay within [Redacted: Time Period] of date of invoice.

Non-Clients shall have no prompt pay discount.

100% of Product shipments invoiced to Clients.

8.0	Term and Suspension.

8.1    The initial term of this SOW #2 shall begin on November 1, 2017 (the “SOW Effective Date”) and shall continue for a period of two (2) years following the date upon which RxCrossroads first transfers ibalizumab from the 3PL Inventory (“Title Launch Date”) (the “SOW Initial Term”). Thereafter, this SOW #2 shall automatically renew for additional one (1) year terms, subject to renegotiation of fees hereunder, unless a party hereto provides written notice of cancellation of this SOW #2 no later than one hundred twenty (120) days prior to the conclusion of the SOW Initial Term or the then current term.

8.2    In the event that any order, decree or judgment of any governmental body in the United States enjoins or prevents the marketing, promotion and sale of the Products in the Territory, Customer shall continue to pay the Service fees and pass-through fees set forth under Section 7.1.1 and 7.1.2 of this SOW #2 to the extent Services are provided to Customer hereunder and this SOW #2 shall be terminated thereafter. In the event Customer begins to promote, market, sell and/or distribute the Products in the Territory within twelve (12) months of the effective date of the termination of this SOW #2 under this Section 8.2, Customer and RxCrossroads will reinstate this SOW #2 for the Services only for the time period remaining in the SOW #2 Initial Term or the current one (1) year renewal term, as applicable. The parties agree that the foregoing sentence shall survive the termination of this SOW #2.

9.0	Changes to Specifications.

Any change to this SOW #2 must be made via a written document, mutually agreed by the parties (“Change Order”). Customer Change Orders to the requirements specified in this document will be considered against the existing fees set forth in Section 7.0. All Change Orders shall be documented in writing and incorporated by reference to this SOW #2. Customer will be informed of Change Orders to the requirements that cannot be accommodated within the existing fees set forth in Section 7.0, and RxCrossroads will provide an estimate and a separate statement of work will be developed accordingly, specific to the new requirements.

10.0	Certification.

Customer and RxCrossroads hereby certify that they will not violate the Anti-Kickback Statute (42 U.S.C. §1320a-7b (b)) with respect to their performance under this SOW #2.

11.0	Classification of Materials.

Customer shall notify RxCrossroads, prior to RxCrossroads’ receipt of Products, or if at any time during storage at RxCrossroads, if the Products are classified as Hazardous Materials (as defined herein) or require any special handling, and Customer will provide RxCrossroads with material safety data sheets (MSDS) and standard instructions for use in the storage, handling, and transportation of the Products under this SOW #2. So long as RxCrossroads correctly follows the written MSDS received from Customer, Customer shall defend, indemnify, protect and hold RxCrossroads and its officers, directors, employees and representatives harmless from and against all Losses attributable to the MSDS provided by Customer.

RxCrossroads in its sole discretion may decline to provide Services for any Product that is classified as a Hazardous Material. In the event that, RxCrossroads agrees to support a Hazardous Material, RxCrossroads and Customer shall mutually agree upon appropriate rates or fees for such Services. For purposes of this SOW #2, “Hazardous Materials” means any substance (including scheduled or controlled substances), which is or becomes regulated under any federal, state, or local law, statute, regulation, ordinance, rule, or order relating to the environment, or to the controlled transportation, distribution or storage of such goods, materials, or substances.

12.0	Counterparts.

This SOW #2 may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same document, binding on all parties notwithstanding that each of the parties may have signed different counterparts. Facsimile and scanned signatures shall be accepted.

13.0	Miscellaneous.

All rights to any software and related documentation developed by RxCrossroads in connection with this SOW #2 will remain the sole property of RxCrossroads.

Ownership of any equipment acquired or implemented in support of this SOW #2 by RxCrossroads will remain the sole property of RxCrossroads.

No Arising Intellectual Property is being developed under this SOW #2.

On the SOW Effective Date, this SOW #2 shall replace and supersede the statement of work #2 titled “Title Model” entered into between RxCrossroads and Customer as of May 12, 2014.

14.0	Authorized Distributor of Record.

RxCrossroads is hereby designated by Customer as the Authorized Distributor of Record (ADR) for the Products. RxCrossroads shall be a ADR of Customer for the term of this SOW #2. Customer shall enter RxCrossroads on its current ADR list which shall be maintained at Customer’s corporate office, at the address listed in the preamble of this Agreement, and Customer shall submit its current ADR list to those states which require such information pursuant to applicable law.

15.0	Acceptance.

This SOW #2 is hereby accepted by the authorized signatories of RxCrossroads and Customer and shall serve to govern the services described herein.

RXC ACQUISITION COMPANY D/B/A RXCROSSROADS	THERATECHNOLOGIES INC.

/s/ Rob Brown	/s/ Luc Tanguay
Signature	Signature

Rob Brown	Luc Tanguay
Name	Name

Vice President	CEO
Title	Title

/s/ Marie-Noël Colussi
Signature

Marie-Noël Colussi
Name

Vice President, Finance
Title

EXHIBIT A

LIST OF AUTHORIZED WHOLESALERS/PURCHASERS

[Redacted: List of Authorized Wholesalers/Purchasers]

EXHIBIT B

EGRIFTA® RETURNS POLICY

[Redacted: Policy]

EXHIBIT C

IBALIZUMAB RETURNED GOODS POLICY

[Redacted: Policy]